FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Changes of Directors and Executive Officers

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director Executive Vice President Chief Financial Officer

February 2, 2010

Mitsui & Co., Ltd.

News Release

To whom it may concern

Changes of Executive Officers

We hereby inform the promotion and related personnel changes for Executive Officers (Shikko-Yakuin) effective from April 1, 2010 which was approved at our Board of Directors meeting today.

Directors and Corporate Auditors decided at the shareholders Meeting held in June will be announced later.

Content list

I. Promotion & Related Personnel Changes for Executive Officers;

1) Promoted Executive Officers (Shikko-Yakuin); April 1, 2010

2) Newly appointed Executive Officers; April 1, 2010

3) Related Personnel Changes for Executive Officers; April 1, 2010

4) Retiring of Executive Officers; March 31, 2010

II. Related Personnel Changes; April 1, 2010

For further information, please contact

Mitsui & Co., Ltd. Corporate Communications Division Tel: +81-3-3285-7562 Investor Relations Division Tel: +81-3-3285-7910

I. Promotion & Related Personnel Changes for Executive Officers;

1) Promoted Executive Officers (Shikko-Yakuin); 10 People

April 1, 2010

Name	New	Present

Seiichi Tanaka	Representative Director Executive Vice President; Chief Information Officer; Chief Privacy Officer	Representative Director Senior Executive Managing Officer; Chief Information Officer; Chief Privacy Officer

Masayoshi Komai	Senior Executive Managing Officer	Executive Managing Officer; Chief Operating Officer of Marine & Aerospace Business Unit

Noriaki Sakamoto	Executive Managing Officer; Deputy Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit	Managing Officer; Deputy Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Fuminobu Kawashima	Executive Managing Officer; Chief Operating Officer of Marine & Aerospace Business Unit	Managing Officer; Chief Operating Officer of Energy Business Unit I

Joji Okada	Executive Managing Officer; Deputy Chief Financial Officer; General Manager of Global Controller Division	Managing Officer; Deputy Chief Financial Officer; General Manager of Global Controller Division

Takashi Yamauchi	Executive Managing Officer; Chief Operating Officer of Transportation Logistics Business Unit	Managing Officer; Chief Operating Officer of Iron & Steel Products Business Unit

Shuji Nakura	Executive Managing Officer; Chief Operating Officer of IT Business Unit	Managing Officer; Chief Operating Officer of IT Business Unit

Daisuke Saiga	Executive Managing Officer; Chief Compliance Officer	Managing Officer; General Manager of Human Resources & General Affairs Division

Masayuki Kinoshita	Executive Managing Officer; Chief Operating Officer of Mineral & Metal Resources Business Unit	Managing Officer; Chief Operating Officer of Mineral & Metal Resources Business Unit

Atsushi Oi	Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China	Managing Officer; Chairman & Managing Director of Mitsui & Co. (Australia) Ltd.

2) Newly appointed Executive Officers; 7 people

April 1, 2010

Name	New	Present

Makoto Yoshimura	Managing Officer; General Manager of Internal Auditing Division	Associate Officer; Deputy Chief Operating Officer of Asia Pacific Business Unit; S.V.P. of Mitsui & Co.(Asia Pacific) Pte. Ltd.

Tatsuo Nakayama	Managing Officer; President of Mitsui & Co.(Brasil) S.A.	Associate Officer; President of Mitsui & Co.(Brasil) S.A.

Motonobu Sato	Managing Officer; General Director of Mitsui & Co. Vietnam Ltd.	General Director of Mitsui & Co. Vietnam Ltd.

Koichi Tanaka	Managing Officer; General Manager of Segment Controller Division	General Manager of Segment Controller Division

Hironobu Ishikawa	Managing Officer; General Manager of Human Resources & General Affairs Division	General Manager of Human Resources Planning Dept., Human Resources & General Affairs Division

Hiroyuki Kato	Managing Officer; Chief Operating Officer of Energy Business Unit I	General Manager of E&P Division, Energy Business Unit I

Yoshihiro Hombo	Managing Officer; Chief Operating Officer of Basic Chemicals Business Unit	General Manager of Planning and Administration Division, Basic Chemicals Business Unit

3) Related Personnel Changes for Executive Officers; 4 people

April 1, 2010

Name	New	Present

Ken Abe	Representative Director Executive Vice President	Representative Director Executive Vice President; Director of Mitsui & Co. (U.S.A.) Inc.

Norinao Iio	Representative Director Senior Executive Managing Officer	Representative Director Senior Executive Managing Officer; Chief Compliance Officer; Director of Mitsui & Co.(Asia Pacific) Pte. Ltd.

Yoshinori Setoyama	Executive Managing Officer; General Manager of Kyushu Office	Executive Managing Officer; Chief Operating Officer of Basic Chemicals Business Unit

Motomu Takahashi	Managing Officer; Chief Operating Officer of Iron & Steel Products Business Unit	Managing Officer; Deputy Chief Operating Officer of Americas Business Unit

4) Retiring of Executive Officers; 5 people

March 31, 2010

Name	New	Present

Shinjiro Ogawa	Retiree	Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China

Kiyotaka Watanabe	Retiree	Executive Managing Officer; General Manager of Kyushu Office

Hideyo Hayakawa	Retiree	Executive Managing Officer; General Manager of Internal Auditing Division

Masaaki Iida	Retiree	Executive Managing Officer; Chief Operating Officer of Transportation Logistics Business Unit

Akio Yamamoto	Retiree	Managing Officer; President of Mitsui Bussan Plastics Trade Co., Ltd.

II. Related Personnel Changes; April 1, 2010

Name	New	Present

Tomizo Nagafuchi	Associate Officer; General Manager of Tohoku Office	General Manager of Tohoku Office

Masanobu Itoh	Associate Officer; Deputy Chief Operating Officer & Chief Compliance Officer of Asia Pacific Business Unit; S.V.P. of Mitsui & Co.(Asia Pacific) Pte. Ltd.	Asia Pacific Business Unit, Divisional Operating Officer of Iron & Steel Products Business Division; S.V.P. of Mitsui & Co.(Asia Pacific) Pte. Ltd.

Daisaburo Akita	Associate Officer; Chairman & Managing Director of Mitsui & Co. (Australia) Ltd.	Deputy Chief Operating Officer of Basic Chemicals Business Unit

Takaharu Nishino	Associate Officer; Asia Pacific Business Unit, Divisional Operating Officer of Basic Chemicals Business Division; S.V.P. of Mitsui & Co.(Asia Pacific) Pte. Ltd.	Asia Pacific Business Unit, Divisional Operating Officer of Basic Chemicals Business Division; S.V.P. of Mitsui & Co.(Asia Pacific) Pte. Ltd.

Yuichi Aoki	Associate Officer; General Manager of CSR Promotion Division	General Manager of CSR Promotion Division

Kensuke Taniguchi	Associate Officer; Deputy Chief Operating Officer of Iron & Steel Products Business Unit	Deputy Chief Operating Officer of Iron & Steel Products Business Unit

Shinichi Miyake	Associate Officer; General Manager of Planning & Administrative Division, IT Business Unit	General Manager of Planning & Administrative Division, IT Business Unit